                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    Under the Securities Exchange Act of 1934


                                 RENT-WAY, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                  [76009u104]
                                 --------------
                                 (CUSIP Number)

                                John T. Egeland
                           Home Choice Holdings, Inc.
                            714 East Kimbrough Street
                              Mesquite, Texas 75149
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1998
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

                                    Copy to:
                               John D. Capers, Jr.
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)- 1(f) or 13d-1(g), check the following box: |_|.


                                Page 1 of 9 Pages

CUSIP NO. [76009u104]                13 D                  Page 2 of 9 Pages

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    (1)   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Home Choice Holdings, Inc.

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    (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                               (a)      [ ]
                                               (b)      [ ]

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    (3)   SEC USE ONLY

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    (4)   SOURCE OF FUNDS

          WC/00

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    (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)


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    (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

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   NUMBER OF    (7)  SOLE VOTING POWER                       2,740,908(1)
    SHARES
                     --------------------------------------------------------
 BENEFICIALLY   (8)  SHARED VOTING POWER                        - 0 -

   OWNED BY          --------------------------------------------------------
                (9)  SOLE DISPOSITIVE POWER                  2,740,908(1)
EACH REPORTING
                     --------------------------------------------------------
 PERSON WITH   (10)  SHARED DISPOSITIVE POWER                   - 0 -

-----------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,740,908(1)

-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                 [ ]

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    (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.9%(2)

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    (14)  TYPE OF REPORTING PERSON

            CO
-----------------------------------------------------------------------------

--------
(1) The shares of common stock, no par value, ("Rent-Way Common Stock") of Rent-Way, Inc., a Pennsylvania corporation ("Rent-Way"), covered by this item are purchasable by Home Choice Holdings, Inc., a Delaware corporation ("Home Choice"), upon the exercise of an option granted to Home Choice on September 1, 1998 and described in Items 3, 4 and 5 of this Statement. Prior to the exercise of the option, Home Choice is not entitled to any rights as a stockholder of Rent-Way with respect to the shares of Rent-Way Common Stock covered by the option. Home Choice disclaims any beneficial ownership of the shares of Rent-Way Common Stock which are purchasable by Home Choice upon exercise of the option on the grounds that the option is not presently exercisable and only becomes exercisable upon the occurrence of the event referred to in Item 4 below. If the option were exercised, Home Choice would have the sole right to vote and to dispose of the shares of Rent-Way Common Stock issued as a result of such exercise.

(2) Assumes a total of 13,773,408 shares outstanding, adjusted to reflect the issuance of the full amount of Rent-Way Common Stock pursuant to the Rent-Way Option Agreement.



                                Page 2 of 9 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D relates is the Rent-Way Common Stock. Rent-Way's principal executive offices are located at One Rent-Way Place, Erie, Pennsylvania 16505.

Item 2. Identity and Background

     (a) This Schedule 13D is filed by Home Choice, pursuant to Rule 13d-1 of Regulation D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"). Home Choice is an operator of rental-purchase stores and it offers consumer merchandise to individuals under flexible rental-purchase agreements. Home Choice's principal offices are located at 714 East Kimbrough Street, Mesquite, Texas 75149.

     Other than the executive officers and directors of Home Choice there are no persons or corporations controlling or ultimately in control of Home Choice. Each executive officer and director of Home Choice is a citizen of the United States. The name, residence or business address, and present principal occupation or employment of the executive officers and directors of Home Choice are set forth in Annex A to this Schedule 13D Statement and are specifically incorporated herein by reference.

     (d)-(e) During the last five years, Home Choice, and, to the best of Home Choice's knowledge, the executive officers and directors of Home Choice have not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Option Agreement, dated as of September 1, 1998, by and between Rent-Way and Home Choice (the "Rent-Way Option Agreement"), Rent-Way has granted Home Choice an irrevocable option to purchase, following the occurrence of certain events, up to 2,740,908 shares, subject to certain adjustments, of Rent-Way Common Stock at a purchase price of $29.42 per share (the "Rent-Way Option). The Rent-Way Option was granted by Rent-Way as a condition and inducement to Home Choice's entering into the Agreement and Plan of Merger, dated as of September 1, 1998, by and between Rent-Way and Home Choice (the "Merger Agreement"). Also, as a condition to the Merger




                                Page 3 of 9 Pages

Agreement, Home Choice granted to Rent-Way an option to purchase, following the occurrence of certain events, up to 4,229,847 shares, subject to certain adjustments, of Home Choice Common Stock (as defined below) at a price of $13.24 per share pursuant to a Stock Option Agreement, dated as of September 1, 1998, by and between Home Choice and Rent-Way (the "Home Choice Option Agreement").

         At the current exercise price, exercise of the Rent-Way Option for the full number of shares currently covered thereby would require aggregate funds of $80,637,513. Home Choice did not pay any cash consideration for the Rent-Way Option and has not purchased any shares of Rent-Way Common Stock. It is anticipated that in the event Home Choice acquires shares of Rent-Way Common Stock pursuant to the Rent-Way Option, Home Choice would obtain the funds to purchase such shares from working capital or by borrowing from a source yet to be determined.

     The foregoing summary of the terms of the Rent-Way Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rent-Way Option Agreement, a copy of which is attached hereto as Exhibit A and is specifically incorporated herein by reference.

Item 4. Purpose of Transaction.

     The Rent-Way Option was granted as a condition to the execution of the Merger Agreement, pursuant to which Home Choice will, subject to certain conditions being satisfied or waived, merge with and into Rent-Way (the "Merger"). Upon the effectiveness of the Merger, each outstanding share of common stock (other than treasury shares), par value $.01 per share, of Home Choice ("Home Choice Common Stock") will be converted into the right to receive
0.588 shares of Rent-Way Common Stock. Fractional shares will not be issued but the holders thereof shall be paid cash in an amount equal to the product of such fraction multiplied by the closing sale price of one share of Rent-Way Common Stock on the Nasdaq National Market or the New York Stock Exchange on the day of the effective time of the Merger.

     The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to Home Choice's Current Report on Form 8-K filed with the Commission on September 11, 1998 and is specifically incorporated by reference herein.

     Pursuant to the Merger Agreement, the Board of Directors and officers of Rent-Way, as the surviving corporation in the Merger, shall consist of the current Board of Directors and officers of Rent-Way.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) Although the Rent-Way Option does not allow Home Choice to purchase any shares of Rent-Way Common Stock pursuant thereto unless the specified conditions allowing exercise occur, assuming for purposes of this Item 5 that such conditions occur and Home Choice is entitled to exercise the Rent-Way Option, then upon purchasing the full amount of shares of Rent-Way Common Stock that Home Choice presently is entitled to purchase pursuant to the Rent-Way Option, Home Choice would own 2,740,908 shares of Rent-Way Common Stock, or approximately 19.9% of the total shares of Rent-Way




                               Page 4 of 9 Pages

Common Stock outstanding as of September 1, 1998 (adjusted to reflect the issuance to Home Choice of such 2,740,908 shares.)

     Under the Rent-Way Option Agreement, Home Choice presently does not have the right to acquire any shares of Rent-Way Common Stock unless specific events occur. Accordingly, Home Choice does not have sole or shared voting or dispositive power with respect to any shares of Rent-Way Common Stock, and Home Choice therefore disclaims beneficial ownership (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) of the Rent-Way Common Stock subject to the Rent-Way Option until the events allowing exercise occur. Assuming for purposes of this Item 5, however, that events occur that would enable Home Choice to exercise the Rent-Way Option, Home Choice would have the right to purchase up to 2,740,908 shares, subject to certain adjustments, of Rent-Way Common Stock, as to which it would have sole voting power and sole dispositive power.

     Other than the Rent-Way Option, neither Home Choice nor any of its subsidiaries beneficially owns any shares of Rent-Way Common Stock.

     To the best of Home Choice's knowledge, no shares of Rent-Way Common Stock are beneficially owned by any executive officer or director of Home Choice.

     (c) Except for the issuance of the Rent-Way Option described in response to
Item 3 (which response is specifically incorporated by reference herein), no transactions in Rent-Way Common Stock were affected during the past 60 days by Home Choice or, to the best of Home Choice's knowledge, by any executive officer or director of Home Choice.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Merger Agreement described in response to Item 4 (which response is specifically incorporated by reference herein) and the Rent-Way Option Agreement described in response to Item 3 (which response is specifically incorporated by reference herein), there are no contracts, arrangements, understandings or relationships between Home Choice and any other person, or, to the best of Home Choice's knowledge, among any of Home Choice's executive officers and directors or between any of Home Choice's executive officers and directors and any other person, with respect to any securities of Rent-Way.

Item 7. Material to be filed as Exhibits.

     The following exhibits are filed as part of this Schedule 13D Statement:


                                Page 5 of 9 Pages

         Exhibit A -- Stock Option Agreement, dated as of
                      September 1, 1998, by and between Rent-Way and Home Choice.

         Exhibit B -- Agreement and Plan of Merger, dated as
                      of September 1, 1998, by and between
                      Rent-Way and Home Choice (incorporated by reference to Exhibit 2.1 to Home Choice's Current Report on Form 8-K filed with the Commission on September 11, 1998).

         Exhibit C -- Joint Press Release dated September 2,
                      1998 of Home Choice and Rent-Way
                      (incorporated by reference to Exhibit 99.1 to Home Choice's Current Report on Form 8-K filed with the Commission on September 11, 1998).


                                Page 6 of 9 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 1998.



                                       HOME CHOICE HOLDINGS, INC.


                                       By: /s/ JOHN T. EGELAND
                                          ----------------------------
                                           John T. Egeland
                                           Chief Financial Officer






                                Page 7 of 9 Pages

                                INDEX TO EXHIBITS


    Exhibit      Description
    -------      -----------
       A         Stock Option Agreement, dated as of September 1, 1998, by and between Rent-Way and Home Choice.

       B Agreement and Plan of Merger, dated as of September 1, 1998, by and between Rent-Way and Home Choice (incorporated by reference to Exhibit 2.1 to Home Choice's Current Report on Form 8-K filed with the Commission on September 11, 1998).

       C         Joint Press Release dated September 2, 1998 of Home Choice and
                 Rent-Way (incorporated by reference to Exhibit 99.1 to Home Choice's Current Report on Form 8-K filed with the
                 Commission on September 11, 1998).





                                Page 8 of 9 Pages

                                     ANNEX A

                                   Residence or Business                  Present Principal Occupation or
Name                               Address                                Employment
----                               ---------------------                  -------------------------------
George Dean Johnson, Jr.           450 East Las Olas Boulevard,           President and Chief Executive Officer
                                   Suite 1100                             of Extended Stay America, Inc.
                                   Fort Lauderdale, FL 33301

Michael D. Walts                   P.O. Box 453
                                   New Albany, IN 47151                   Consultant to Home Choice

Billy W. White, Sr.                430 S. Bryant Beltline                 President of White Properties,
                                   Mesquite, TX 75149                     Inc.

John S. Rainey                     402 Boulevard                          Partner in the law firm of Demo &
                                   Lexington, SC 29261                    Rainey

Edward W. Phifer, III              1100 Wamsutta Mill Road                Senior Vice President of E.J. Victor,
                                   Morganton, NC 28655                    Inc.

Thomas E. Hannah                   701 McCullogh Drive                    Chief Executive Officer of Collins &
                                   Charlotte, NC 28262                    Aikman Corporation

James G. Steckart                  714 East Kimbrough Street              President and Chief Operating Officer
                                   Mesquite, TX 75149                     of Home Choice

John T. Egeland                    714 East Kimbrough Street              Chief Financial Officer and Treasurer of
                                   Mesquite, TX 75149                     Home Choice

Tracy A. Schrader                  714 East Kimbrough Street              Vice President, Secretary and
                                   Mesquite, TX 75149                     General Counsel of Home Choice





                                Page 9 of 9 Pages

                                                                       EXHIBIT A

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT, dated as of September 1, 1998 (this "Agreement"), by and between RENT-WAY, INC., a Pennsylvania corporation ("Issuer"), and HOME CHOICE HOLDINGS INC., a Delaware corporation ("Grantee").

                              W I T N E S S E T H:

     WHEREAS, Grantee and Issuer propose to enter into an Agreement and Plan of Merger dated as of September 1, 1998 (the "Merger Agreement"; capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of Grantee with and into Issuer, with Issuer as the surviving corporation; and

     WHEREAS, as a condition and inducement to Grantee's willingness to enter into the Merger Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below).

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Issuer and Grantee agree as follows:

     1. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 19.9% (as adjusted as set forth herein) shares (the "Option Shares") of Common Stock, without par value ("Issuer Common Stock"), of Issuer at a purchase price of $29.42 per Option Share (the "Purchase Price").

     2. Exercise of Option. (a) Grantee may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided, however, that, except as provided in the last sentence of this Section 2(a), the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time,
(ii) twelve (12) months after the first occurrence of a Purchase Event or (iii) termination of this Agreement in accordance with Section 11(k); and provided, further that any purchase of shares upon exercise of the Option shall be subject to compliance with Applicable Law. The rights set forth in Sections 7 and 8 shall not terminate when the right to exercise the Option terminates as set forth herein, but shall extend to such time as is provided in Sections 7 and 8, respectively. Notwithstanding the termination of the Option, Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in accordance with the terms hereof prior to the termination of the Option.

     (b) As used herein, a "Purchase Event" means any of the following events:

          (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding Issuer Common Stock;

          (ii) Issuer or any subsidiary of Issuer, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or entered into, an agreement with any person (other than Grantee or any subsidiary of Grantee) to (A) effect a merger, consolidation or similar transaction involving Issuer or any subsidiary of Issuer, (B) sell, lease or otherwise dispose of assets of Issuer or its subsidiaries representing 15% or more of the consolidated assets of Issuer and its subsidiaries or (C) issue, sell or otherwise dispose of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of Issuer or any of its subsidiaries (any of the foregoing an "Acquisition Transaction"); provided, however, that neither (x) any transaction permitted by Section 6.2(c)(ii) nor (y) any merger of a Rent-Way Subsidiary into Rent-Way shall constitute an Acquisition Transaction.

          (iii) any person (other than any person or "group" (as such term is defined under the Exchange Act) that, at the date hereof, beneficially owns or has the right to acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of 10% or more of the outstanding shares of Issuer Common Stock shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding Issuer Common Stock; or

          (iv) the holders of Issuer Common Stock shall not have authorized, approved and adopted the Merger Agreement, the Merger, the Amendment and the issuance of the shares of Common Stock of Issuer in connection with the Merger at the meeting of such stockholders held for the purpose of voting on the Merger Agreement and the Merger, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement and the Merger, in each case after any person (other than Grantee or any subsidiary of Grantee) shall have publicly announced a proposal, or publicly disclosed an intention to make a proposal, to engage in an Acquisition Transaction. As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

     (c) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three (3) business days nor later than fifteen (15) business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if the closing of the purchase and sale pursuant to the Option cannot be consummated by reason of any Applicable Law, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated.

     (d) Notwithstanding Section 2(c), in no event shall any Closing Date be more than eighteen (18) months after the related Notice Date, and if the Closing Date shall not have occurred within eighteen (18) months after the related Notice Date, the exercise of the Option effected on the Notice Date shall be deemed to have expired.

     3. Payment and Delivery of Certificates. (a) On each Closing Date, Grantee shall pay to Issuer in immediately available funds by wire transfer to a bank account designated by Issuer in writing an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date.

     (b) At each closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Issuer shall deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever, and Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of Applicable Law.

     (c) Certificates for the Option Shares delivered at each closing shall be endorsed with a restrictive legend which shall read substantially as follows:

     THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

     4. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

     (a) Due Authorization. Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer and constitutes a valid and binding obligation of Issuer, enforceable in accordance with its terms.

     (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and, subject to obtaining the governmental and other approvals and consents referred to herein, to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 6 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 6, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including any preemptive rights of any stockholder of Issuer.

     (c) No Conflicts. Except as disclosed pursuant to the Merger Agreement, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation pursuant to any provision of the Certificate of Incorporation or By-laws of Issuer or any subsidiary of Issuer or, subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or any subsidiary of Issuer or their respective properties or assets which violation would have an HCI Material Adverse Effect (as defined in the Merger Agreement).

     (d) Board Action. The Board of Directors of Issuer has taken all necessary action to approve this Agreement and the consummation of the transactions contemplated hereby and the provisions of Section 2538 and Subchapters 25E, 25F, 25G and 25H of the Pennsylvania Business Corporation Law will not apply to this Agreement or the purchase of shares of Issuer Common Stock pursuant to this Agreement.

     5. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

     (a) Due Authorization. Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee and constitutes a valid and binding obligation of Grantee, enforceable in accordance with its terms.

     (b) No Conflicts. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not result in any violation pursuant to any provision of the Articles of Incorporation or By-laws of Grantee or, subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease or other agreement, obligation, instrument permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Grantee or its properties or assets which violation would have a Rent-Way Material Adverse Effect (as defined in the Merger Agreement).

     (c) Purchase Not for Distribution. Any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

     6. Adjustment upon Changes in Capitalization, etc. (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Grantee shall receive upon exercise of the Option and payment of the aggregate Purchase Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable. Whenever the number of shares of Issuer Common Stock purchasable upon exercise of the Option is adjusted as provided in this Section 6, the Purchase Price shall be adjusted by multiplying the Purchase Price by a fraction, the numerator of which shall be equal to the number of shares of Issuer Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Issuer Common Stock purchasable after the adjustment. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 6(a) and other than in connection with the exercise of stock options of Issuer outstanding on the date hereof), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     (b) In the event that Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a subsidiary of Grantee, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or a subsidiary of Grantee, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the then outstanding shares of Issuer Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or a subsidiary of Grantee, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option") to purchase, at the election of Grantee, of either (X) shares of capital stock of the Acquiring Corporation (as defined below) or (Y) shares of capital stock of any person that controls the Acquiring Corporation.

     (c) The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (A) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (B) Issuer in a merger in which Issuer is the continuing or surviving person, and (C) the transferee of all or substantially all of Issuer's assets.

          (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

          (iii) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Grantee may elect.

     (d) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Grantee. The issuer of the Substitute Option shall also enter into an agreement with the Grantee of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option. Without limiting the generality of the foregoing, the provisions of Sections 7, 8, 9 and 10 shall apply with respect to the Substitute Option and any securities for which the Substitute Option becomes exercisable with the same effect as if all references to "Issuer" in such Sections were references to the "Substitute Option Issuer," all references to "Issuer Common Stock" were references to "Substitute Common Stock," and all references to the "Option" were references to the "Substitute Option."

     (e) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Applicable Price (as defined below) multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Purchase Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

     (f) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (f), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Grantee.

     (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 6 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

     7. Repurchase at the Option of Grantee. (a) At the request of Grantee at any time during the period commencing upon the first occurrence of a Repurchase Event (as defined below) and ending twelve (12) months immediately thereafter, Issuer (or any successor entity thereof) shall repurchase from Grantee (x) the Option, unless the Option shall have expired or been terminated in accordance with the terms hereof, and (y) all shares of Issuer Common Stock purchased by Grantee pursuant to the Option with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its rights under this Section 7 is referred to as the "Request Date." Such repurchase shall be at an aggregate price (the "Section 7 Repurchase Consideration") equal to the sum of:

          (i) the aggregate exercise price paid by Grantee for any shares of Issuer Common Stock acquired pursuant to the Option with respect to which Grantee then has beneficial ownership;

          (ii) the excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 6), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

          (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 6) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Grantee then has beneficial ownership, multiplied by the number of such shares.

     (b) If Grantee exercises its rights under this Section 7, Issuer shall, within ten (10) business days after the Request Date, pay the Section 7 Repurchase Consideration to Grantee in immediately available funds, and Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If any regulatory authority disapproves of any part of Issuer's proposed repurchase pursuant to this Section 7, Issuer shall promptly give notice of such fact to Grantee and redeliver to Grantee the Option Shares it is then prohibited from repurchasing, and Grantee shall have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the number of shares as to which payment has been made pursuant to Section 7(a)(ii); provided that if the Option shall have terminated prior to the date of such notice or shall be scheduled to terminate at any time before the expiration of a period ending on the thirtieth (30th) business day after such date, Grantee shall nonetheless have the right so to exercise the Option or exercise its rights under Section 8 until the expiration of such period of thirty (30) business days.

     (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share at which a tender or exchange offer has been made for shares of Issuer Common Stock after the date hereof and on or prior to the Request Date, (ii) the price per share to be paid by any third party for shares of Issuer Common Stock or the consideration per share to be received by holders of Issuer Common Stock, in each case pursuant to an agreement for a merger or other business combination transaction with Issuer entered into on or prior to the Request Date or (iii) the highest closing sales price per share of Issuer Common Stock quoted on the New York Stock Exchange (the "NYSE") (or, if Issuer Common Stock is not quoted on the NYSE, the highest bid price per share as quoted on the Nasdaq National Market ("Nasdaq") or, if the shares of Issuer Common Stock are not quoted thereon, on the principal trading market on which such shares are traded as reported by a recognized source) during the sixty (60) business days preceding the Request Date. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

     (d) As used herein, a "Repurchase Event" means any of the following events:

          (i) the occurrence of any of the Purchase Events specified in Section 2(b)(ii), (iii) or (iv); or

          (ii) there shall have occurred any of the Purchase Events specified in
     Section 2(b)(i) and thereafter the holders of Issuer Common Stock shall not have authorized, approved and adopted the Merger Agreement and the Merger, the Amendment and the issuance of Issuer Common Stock in connection with the Merger at the meeting of such stockholders held for the purpose of voting on the Merger Agreement and the Merger or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement.

     8. Registration Rights. Issuer shall, if requested by Grantee at any time and from time to time within three (3) years of the first exercise of the Option, as expeditiously as possible, prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities under any applicable state securities laws. Grantee agrees to use all reasonable efforts to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee shall own beneficially more than 2% of the then outstanding voting power of Issuer. Issuer shall use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding sixty (60) days in the aggregate if the Board of Directors of Issuer shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer. Any registration statement prepared and filed under this Section 8, and any sale covered thereby, shall be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If during the time period referred to in the first sentence of this Section 8 Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it shall allow Grantee the right to participate in such registration, and such participation shall not affect the obligation of Issuer to effect two registration statements for Grantee under this Section 8; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer shall include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer. In connection with any registration pursuant to this Section 8, Issuer and Grantee shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution in connection with such registration.

     9. Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the NYSE or the Nasdaq, Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NYSE or Nasdaq, as applicable, and will use its best efforts to obtain approval of such listing as soon as practicable.

     10. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     11. Miscellaneous. (a) Expenses. Except as otherwise provided in Sections 7 and 8, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Entire Agreement; No Third-Party Beneficiary; Severability, etc. Except as otherwise set forth in the Merger Agreement, this Agreement (including the Merger Agreement and the other documents and instruments referred to herein and therein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 2 and 7 (as adjusted pursuant to Section
6), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

     (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to any applicable conflicts of law rules.

     (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to Issuer to:  Rent-Way, Inc.
                          One Rent Way Place
                          Erie, Pennsylvania 16505
                          Attention: William E. Morgenstern
        with copies to:   Hodgson, Russ, Andrews, Woods & Goodyear, LLP
                          1800 One M&T Plaza
                          Buffalo, New York 14203
                          Attention: Robert B. Fleming, Jr., Esq.

        If to Grantee to: Home Choice Holdings Inc.
                          714 East Kimbrough Street
                          Mesquite, Texas 75149
                          Attention: James G. Steckart

        with a copy to:   King & Spalding
                          191 Peachtree Street
                          Atlanta, Georgia 30303
                          Attention: John D. Capers, Jr., Esq.

     (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

     (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     (k) Termination. This Agreement and all rights and obligations hereunder shall terminate upon the termination of the Merger Agreement prior to the occurrence of a Purchase Event.

                        [SIGNATURES FOLLOW ON NEXT PAGE]

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                                          RENT-WAY, INC.

                                          By:    /s/ WILLIAM E. MORGENSTERN
                                             -----------------------------------
                                             William E. Morgenstern
                                             President

                                          HOME CHOICE HOLDINGS INC.

                                          By:      /s/ JAMES G. STECKART
                                             -----------------------------------
                                             James G. Steckart
                                             President and Chief Executive
                                              Officer